

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 17, 2016

Yi Xing Wang
President and Chief Executive Officer
Phoenix Apps Inc.
125-720 King Street West, Suite 2000
Toronto, Ontario M5V 3S5
Canada

> **Re: Phoenix Apps Inc.**
> **Registration Statement on Form S-1**
> **Filed February 19, 2016**
> **File No. 333-209591**

Dear Mr. Wang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover Page

2.   You disclose that you intend to apply for quotation of your stock on the OTCBB or OTCQB. Elsewhere in your document, you only mention the OTCQB. Please reconcile or advise.

Yi Xing Wang
President and Chief Executive Officer
March 17, 2016
Page 2

3.   Please expand your cover page disclosure to succinctly disclose the percentage ownership
        of your common stock by the officers and directors after the offering, assuming all shares
        have been sold.

Prospectus Summary, page 4

4.   Please note that under Securities Act Rule 421(d), the summary disclosure is subject to
        plain English principles. In this regard, please remove the third paragraph on page 4, as it
        repeats verbatim the first sentence of the preceding paragraph.

5.   Please disclose your auditor's going concern qualification in your prospectus summary.

Risk Factors

Even if there is no immediate need for capital…, page 15

6.   Please revise the last sentence to clarify the types of equity securities to which you refer.
        In this regard, we note your disclosure elsewhere that you are authorized to issue 10
        million shares of preferred stock.

Dilution, page 22

7.   Please provide a comparison of the public contribution under the proposed public
        offering and the effective cash contribution of officers, directors, promoters, and
        affiliated persons. Refer to Item 506 of Regulation S-K.

Management's discussion and analysis of financial condition and results of operations

Overview, page 23

8.   Please disclose in this section that the portfolio of Apps purchased from Messrs. Wadden
        and Mirzaagha was fully impaired upon completion of the purchase, as you indicate on
        page 62. Explain the reason for and consequences of this impairment. Add an
        appropriate risk factor.

Liquidity and Capital Resources

Liquidity, page 24

9.   Based on your current cash resources, please disclose the number of months that you are
        able to sustain operations. To the extent that you are unable to sustain operations for 12
        months, also disclose the additional capital needed to continue operations for the next 12
        months.

Business, page 27

10.   We note that as employees of Echo Bay Apps and Echo Bay Books, Messrs. Wadden and
        Mirzaagha develop applications. Given that you also develop applications, please clarify
        how you determine the ownership of any new applications that they develop and how you
        intend to resolve any conflicts that may arise. We note in this regard your risk factor
        disclosure at the top of page 12 stating that, "There can be no assurance that concepts for
        mobile applications developed by either [Mr. Wadden or Mr. Mirzaagha] will be
        presented to the Company for consideration."

Security ownership of certain beneficial owners and management, page 33

11.   Please clarify in your table that the percentage of your stock owned after the offering
        assumes that the maximum amount of shares offered has been sold.

Certain relationships and related party transactions, page 34

12.   You disclose that you have no related-party transactions. Please provide us your analysis
        in support of your conclusion that the following are not required to be disclosed under
        Item 404 of Regulation S-K, or provide the required disclosure:
        •   Transactions resulting in accounts receivable of $1,480 that are "recoverable from
                related parties," as stated on page 51;
        •   The entry into the Asset Purchase Agreement dated November 30, 2015,
                including the issuance of shares, with your existing directors and employees; and
        •   The advancement of $72,500 by your chief executive officer to cover the
                purchase of the Apps under the Asset Purchase Agreement and payment of your
                legal fees.

Description of capital stock, page 34

13.   Please disclose the existence of the exclusive forum provision contained in your articles
        of incorporation filed as exhibit 3.1.

Shares eligible for future sale, page 39

14.   Please revise the first sentence of the first paragraph where you disclose that you will
        have 2 million shares of common stock outstanding after the offering. Elsewhere you
        disclose that you will have 45,300,000 shares outstanding.

Financial Statements, page 45

15.   We note your disclosure on page 65 that on November 30, 2015, Phoenix Apps Inc.
        entered into an Asset Purchase Agreement, whereby it purchased the portfolio of Apps
        from Mr. Wadden and Mr. Mirzaagha for an aggregate of $60,000. As such, it appears

that Phoenix Apps is the legal acquirer of the assets. We further note your disclosure that the merger will be treated as a reverse acquisition, and therefore Phoenix Apps Inc. is treated as the accounting acquirer such that the financial statements of Phoenix Apps immediately after the merger will become those of Phoenix Apps Inc. Considering your disclosures that Phoenix Apps Inc. is both the legal acquirer and the accounting acquirer, clarify how this is a reverse acquisition. To the extent you consider Phoenix Apps to be the accounting acquirer, clarify why it is not reflected as the continuing reporting entity of the registrant. That is, clarify why the financial statements of Phoenix Apps Inc. filed for periods after the reverse merger is completed are not those of the accounting acquirer or predecessor, including the comparative periods of the predecessor. The predecessor's financial statements should be presented for periods prior to the acquisition separated by a black line. Clarify the authoritative literature you are relying on in accounting for this transaction.

Part II. Information not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution, page 67

16. Please provide the disclosure required by Item 511 of Regulation S-K. Please note that the disclosure is required regardless of whether the expenses are to be deducted from the offering proceeds.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3843 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: William R. Eilers, Esq.
        Eilers Law Group P.A.